C21 INVESTMENTS INC.
(formerly CURLEW LAKE RESOURCES INC.)
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTHS ENDED APRIL 30, 2018

OVERVIEW

This management discussion and analysis (“MDA”), prepared on June 27, 2018, covers the operations of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) (“C21” or the “Company”) for the three months ended April 30, 2018. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The MDA should be read in conjunction with the Company’s unaudited condensed interim financial statements for the three months ended April 30, 2018 and the audited financial statements for the year ended January 31, 2018.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MDA may constitute forward looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MDA should not be unduly relied upon by investors. These statements speak only as of the date of this MDA and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MDA may contain forward-looking statements pertaining to the following:

     •capital expenditure programs;

     •treatment under governmental regulatory and taxation regimes; and

     •expectations regarding the Corporation's ability to raise capital. .

With respect to forward-looking statements contained in this MDA, the Corporation has made assumptions regarding, among other things:

     •the Corporation's ability to obtain additional financing on satisfactory terms.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis:

     •liabilities and risks;

     •incorrect assessments of the value of acquisitions;

     •competition for, among other things, capital, acquisitions, and skilled personnel; and

     •the other factors referred to under “Risk Factors”.

The forward-looking statements or information contained in this Management’s Discussion and Analysis are made as of April 30, 2018 and June 27, 2018.

DESCRIPTION OF BUSINESS

The Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada and on January 29, 2018, the Company announced a proposed change of business to the cannabis industry. The change of business will enable the Company to pursue business in the USA cannabis industry, focusing on revenue-producing operations.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) exchange and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”), completed its change of business to the cannabis industry operating in one segment, and is trading under the symbol CXXI.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

Proudest Monkey Project – Oregon USA

Subsequent to April 30, 2018, on June 18, 2018, the Company completed the acquisition of Proudest Monkey LLC (“Proudest Monkey”). The Company signed a definitive agreement to acquire 100% of the issued equity of Proudest Monkey, a limited liability company which owns and operates a cannabis production facility and related assets, located in Oregon, USA. In consideration for 100% of the equity of Proudest Monkey Holdings, the Company will issue:

i.	a US$2,300,000 promissory note. The Promissory note is non – interest bearing and is payable through the issuance of 2,300,000 common shares of the Company. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

Proudest Monkey can also earn up to 10,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

The Company has the following loans receivable, and notes receivable:

1)

In February 2018, the Company loaned US$500,000 to Proudest Monkey LLC, a private company involved in the cannabis industry. The note accrues interest of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$100,000 principal repayment on or before September 15, 2018, plus any accrued and unpaid interest;

ii.	US$100,000 on or before October 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

iii.	US$300,000 on or before November 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.

2)

In April 2018, the Company loaned US$1,500,000 to Swell Companies Ltd., by way of promissory note. The note accrues interest of 0.833% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$1,500,000 principal repayment on or before April 15, 2019, plus any accrued and unpaid interest.

3)

The Company loaned US$2,000,000 to Silver State Relief LLC (“Silver State”), a private company involved in the cannabis industry. The loan is not subject to interest, has no fixed terms of repayment, and is unsecured.

4)

Subsequent to the period ended April 30, 2018, the Company loaned US$500,000 to Phantom Venture Group LLC. The note accrues interest of 1/3 of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$100,000 principal repayment on or before September 15, 2018, plus any accrued and unpaid interest;

ii.	US$100,000 principal repayment on or before October 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

iii.	US$300,000 principal repayment on or before November 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.

Selected Annual Information
	Year ended January 31,
	2018	2017	2016
	-$-	-$-	-$-
Loss from continuing operations before other items	(773,612)	(68,613)	(99,854)
Net loss	(773,612)	(68,613)	(94,982)
Net loss per share (basic & diluted basis)	(0.15)	(0.03)	(0.05)
Total Assets	343,641	64,757	62,731
Total long-term financial liabilities	-	-	-
Cash dividends declared per-share	-	-	-

Year ended January 31, 2018

During the year ended January 31, 2018, the Company incurred a net loss of $773,612 as compared to a net loss of $68,613 during 2017 due primarily to share-based payment expense of $334,102 on the granting of stock options. No stock options were granted during 2017. In addition, the Company incurred an increase in professional fees as well as project investigation costs as it works towards the proposed change of business.

Year ended January 31, 2017

During the year ended January 31, 2017, the Company incurred a net loss of $68,613 as compared to a net loss of $94,982 during 2016 due primarily to the Company’s efforts to conserve cash, therefore realizing decrease in general and administrative expenses during the current year.

Summary of Quarterly Results
	Apr, 2018	Jan 31, 2018	Oct 31, 2017	Jul 31, 2017
	$	$	$	$
Total assets	31,898,815	343,641	506,177	589,072
Working capital (deficiency)	31,072,009	26,770	315,127	407,015
Shareholders’ equity (deficiency)	31,061,439	86,287	374,507	466,228
Revenue	-	-	-	-
Net income (loss)	(1,362,803)	(292,720)	(421,323)	(44,130)
Net income (loss) per share	(0.23)	(0.06)	(0.07)	(0.01)

	Apr 30, 2017	Jan 31, 2017	Oct 31, 2016	Jul 31, 2016
	$	$	$	$
Total assets	64,994	64,757	63,680	64,134
Working capital (deficiency)	(537,877)	(522,330)	(505,778)	(487,565)
Shareholders’ equity (deficiency)	(478,775)	(463,336)	(446,896)	(428,794)
Revenue	-	-	-	-
Net income (loss)	(15,439)	(16,440)	(18,102)	(19,350)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

Liquidity and Solvency

At April 30, 2018, the Company had working capital of $31,072,009 (January 31, 2018 - $26,770).

Results of Operation

In the three months ended April 30, 2018, the Company incurred a net loss of $1,362,803 (2017- $15,439). During the period ended April 30, 2018, the Company incurred increases in costs due to the increase in business activity including completion of a financing, and expenditures in connection with the acquisition of the Proudest Monkey. The Company also incurred expenses in connection to completing the change of business, and transferring to the CSE. Further to these activities the Company incurred increases in: consulting fees of $633,638 (2017 - $nil), professional fees of $143,439 (2017 - $2,000), management fees to $48,000 (2017 - $1,500), Transfer agent and filing fees of $15,614 (2017 - $1,718). In addition, the Company office facilities and administrative increased to $104,233 (2017 - $7,864) is due to expanded office space for the increasing business activities. Travel and promotion expenses increased to $150,370 (2017 - $2,107) due to an increase in activities relating to financing and acquisition opportunities. Interest expense increased to $256,986 (2017 - $nil) in connection to the interest expenses incurred on the convertible debenture, where there were no comparable charges in the prior year.

On March 26, 2018, the Company completed a non-brokered, convertible debenture private placement and issued convertible debentures in the total principal amount of $33,500,000, recorded as subscription receipts.

The convertible debentures are convertible into common shares at a conversion price of $1.00 per conversion share, which are subject to the Company being fully listed for trading on the CSE. Upon the Company receiving final approval to list its common shares on the CSE, the convertible debentures will be forced to convert into a total of 33,500,000 common shares of the Company. Pursuant to the terms of the debenture, the Company is issuing a loan bonus to each subscriber equal to 10% of the total number of shares issuable to each subscriber upon conversion of the Debentures purchased to be issued at a deemed value of $1.00 per share.

During the period ended April 30, 2018, the Company accrued interest payable of $256,986 pursuant to the terms of the debenture. In connection with the convertible debenture private placement, the Company paid a total of $1,162,045 cash and issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $810,006. The fair values were based on the following assumptions: share price at grant date of $1.00; exercise price of $1.00; expected life of 1 year; expected volatility of 217%; risk free interest rate of 1.88%; expected divided yield rate of 0%; and forfeiture rate of 0%. The warrants are exercisable at $1.00 per share and will expire on March 25, 2019.

Subsequent to the period ended April 30, 2018, on June 18, 2018, the Company listed on the Canadian Securities Exchange (“CSE”) and forced conversion of the convertible debentures in the total principal amount of $33,500,000 to 33,500,000 common shares and issued 3,350,000 common shares as a loan bonus. These shares will remain subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018.

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

On October 16, 2017, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. The estimated grant date fair value of these options was $334,102. The grant date fair values of the options granted above were based on the following assumptions: share price at grant date of $0.65; exercise price of $0.65; expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

Related Party Transactions

The Company considers key management personnel to consist of directors and management.

During the period ended April 30, 2018, the Company paid and/or accrued management fees of $30,000 (2017 - $ nil) to the CEO, $18,000 (2017 - $1,500) to a company controlled by the CFO, and consulting fees of $30,000 (2017 - $nil) to a director of the Company, and $31,500 (2017 - $nil) to a director of the Company.

Included in accounts payable and accrued liabilities:

	April 30,	January 31,
	2018	2018
Due to the President and CEO[1]	59,605	23,918
Due to a Director of the Company[2]	15,266	3,566
Company controlled by the CFO of the Company[3]	6,300	-
	$81,171	$27,484

[1] Robert Cheney	[2] Leonard Werden
[3] Christopher Cherry	[4] Keturah Nathe

During the three months ended April 30, 2018, the Company accrued interest of $17,068 to the officers and directors of the Company based on their participation of the convertible debenture placement1,2,3,4.

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,
b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the CFO.

On October 16, 2017, directors and officers of the Company were granted a total of 315,000 stock options to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $204,354.

Investor Relations

The Company has no current investor relations agreements.

ADDITIONAL INFORMATION

Legal proceedings:

From time to time, the Company may be involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter should not have a material adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

During the prior year disputes arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250.

Outstanding Share Data:

As at April 30, 2018 and the date of this report, the Company has the following outstanding securities:

1)	Common shares – 5,979,695 as at April 30, 2018, and 42,829,696 as at the current date.

2)	Share purchase warrants - 765,795

3)	Stock options - 2,445,000 as at April 30, 2018, and 2,445,000 as at the current date.

The Company has 765,795 warrants outstanding with an exercise price of $1.00 per share and expire on March 25, 2019, and 505,000 stock options outstanding with an exercise price of $0.65 per share expiring on October 15, 2020. Subsequent to the period ended April 30, 2018, the Company issued 1,940,000 stock options with an exercise price of $2.80, expiring on June 25, 2021.

Off-Balance Sheet Arrangements:

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

CAPITAL DISCLOSURE

The Company includes equity (deficiency), comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business, pursuing business opportunities in the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended April 30, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management, and have been examined and approved by the Board of Directors. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Share-based payments - The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company’s estimate of share-based payments is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is currently not exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business to pursue business opportunities in the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended April 30, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts receivable, loans and notes receivable, accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

New accounting standards, interpretations and amendments adopted

As of February 1, 2018, the Company has adopted the following new standards without any significant effect on its financial statements.

Financial instruments

On February 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

These statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

New accounting standards not yet adopted

New standards not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended April 30, 2018 and have not been applied in preparing these condensed interim consolidated financial statements. The new and revised standards are as follows:

  IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short term leases (i.e. leases of 12 months or less) and leases of low -value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

  IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

RISKS

No History of Operation

The Company is in the process of a proposed change of business to the cannabis industry. The change of business will enable the Company to pursue business opportunities in the USA cannabis industry, focusing on revenue-producing operations. As at April 30, 2018, the Company operates in one segment, searching for business opportunities in the USA. The Company has very limited operating history, and is subject to all the risks inherent in a new business enterprise. For example, to date we have had no significant revenues and have relied upon equity financing to fund our operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate, such as under-capitalization, personnel limitations, and limited revenue sources.

Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

The Company had an accumulated deficit of $19,122,949. There is no assurance that we can generate net income or generate revenues.

Significant amounts of capital will be required for acquisitions in the cannabis industry.

Currently the Company’s sources of funding consist of the sale of additional equity securities, borrowing funds, or selling a portion of our interests in our assets. There is no assurance that any additional capital that the Company will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Additionally financing, if available, will likely result in substantial dilution to existing stockholders.

Disruptions in the Global Financial and Capital Markets May Impact Our Ability to Obtain Financing.

The global financial and capital markets have experienced on-going volatility and disruption. Although we expect to meet our near term liquidity needs with our working capital on hand, we will continue to need further funding to achieve our business objectives. In the past, the issuance of equity securities has been the major source of capital and liquidity for us. The extraordinary conditions in the global financial and capital markets have currently limited the availability of this funding. If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all. If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

US Federal and State Laws

Local, state and federal laws and regulations governing cannabis for medicinal and recreational purposes are broad in scope and are subject to evolving interpretations, which could require the Company to incur substantial costs associated with bringing the Company's operations into compliance. In addition, violations of these laws, or allegations of such violations, could disrupt the Company's operations and result in a material adverse effect on its financial performance. It is beyond the Company's scope to predict the nature of any future change to the existing laws, regulations, policies, interpretations or applications, nor can the Company determine what effect such changes, when and if promulgated, could have on the Company's business.

U.S. Federal Laws

The concepts of "medical cannabis" and "recreational cannabis" do not exist under U.S. federal law. The Federal Controlled Substances Act classifies "marijuana" as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in United States, and a lack of safety for the use of the drug under medical supervision. As such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under U.S. federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. While U.S. Department of Justice has instructed U.S. Attorneys that they need not expend resources with respect to entities selling cannabis pursuant to strict U.S. State licensing regimes, this directive can change, and U.S. Attorneys have discretion to interpret the Cole Memo as they see fit. Moreover, U.S. Attorneys have significant discretion with respect to the activities they seek to prosecute, regardless of any directive from the Department of Justice.

On December 16, 2014, President Obama signed the Omnibus Bill, approving spending for certain federal agencies through September 30, 2015. Section 583 of the Omnibus Bill prohibits the United States government from using federal funds to prevent states with medical cannabis laws from implementing state laws that authorize the use, distribution, possession, or cultivation of medical cannabis. Nevertheless, there can be no certainty that future U.S. federal funding bills will include similar provisions.

Changes resulting from the change in U.S. Administrations may result in legislative and regulatory changes that could have an adverse effect on the Company.

As a result of the 2016 U.S. presidential election and the related change in political agenda, coupled with the transition of administration, there is uncertainty as to the position the United States will take with respect to world affairs and events. This uncertainty may include issues such as enforcement of the U.S. federal laws. Implementation by the U.S. of new legislative or regulatory regimes could impose additional costs on the Company, decrease U.S. demand for the Company’s services or otherwise negatively impact the Company, which may have a material adverse effect on the Company’s business, financial condition and operations.

Regulation that may hinder the Company's Ability to Establish and Maintain Bank Accounts

The U.S. federal prohibitions on the sale of cannabis results in the Company being restricted from accessing the U.S. banking system and it may be unable to deposit funds in federally insured and licensed banking institutions. Such risks increase costs to the Company. Additionally, similar risks are associated with large amounts of cash at these businesses. These businesses require heavy security with respect to holding and transport of cash, whether or not they have bank accounts.

The guidance provided in the FinCEN Memo may change depending on the incumbent U.S. government administration and is subject to revision or retraction in the future, which may restrict the Company's access to banking services.

In the event financial service providers do not accept accounts or transactions related to the cannabis industry, it is possible that the Company may seek alternative payment solutions, including but not limited to crypto currencies such as Bitcoin. There are risks inherent in crypto currencies, most notably its volatility and security issues. If the industry was to move towards alternative payment solutions and accept payments in crypto currency the Company would have to adopt policies and protocols to manage its volatility and exchange rate risk exposures. The Company's inability to manage such risks may adversely affect the Company's operations and financial performance.

Enforcement Risk

The sale and distribution of cannabis in certain U.S. States is legal subject to compliance with applicable state regulatory regimes. U.S. federal law currently classifies cannabis as a controlled substance and its manufacture, sale, distribution, and use is illegal under U.S. federal law. The U.S. Department of Justice has indicated in the Cole Memo that is does not intend to interfere with the sale or distribution of cannabis in U.S. States where such sale and distribution is legal provided the regulations are complied with.

While the cannabis industry is legal in certain U.S. States, it is regulated differently. Consequently, certain activities conducted by the Company may be permissible under one regulatory regime while not under another. In the past, Canadian courts and regulatory authorities have taken the view that it is not contrary to Canadian or provincial law for an entity to hold interests in affiliates that are engaged in regulated activities where such activities may be regulated differently than in the home jurisdictions and have enforced extra-territorial laws even where such laws (or regulatory regimes applicable to certain activities or industries) differs from those in the Canadian jurisdiction. There is a risk; however, that the courts may take contrary view in the future.

Additionally, because cannabis is illegal under U.S. federal law, the courts in the U.S. may take the position that parties to contracts involving cannabis, whether directly or indirectly, may not enforce such contracts because they concern an illegal product or activity.

Regulatory Risks

The activities and biomedical products of the Company are subject to regulation by governmental authorities, including, the U.S. Food and Drug Administration, and others. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Limited Operating History

The Company is subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability.

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

The cannabis industries are highly competitive

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business.

Need for Additional Key Personnel; Reliance on Officers and Directors

The Company relies in large part on the personal efforts of its officers and directors. The success of the Company’s proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

RISKS RELATING TO OUR COMMON STOCK

Our Stock Price Can Be Extremely Volatile

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments, the resource markets in general, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute “forward-looking statements”. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company “believes”, “anticipates”, “expects”, “plans”, “estimates” or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.